Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the 2024 Incentive Plan of Core Scientific, Inc. of our report dated March 31, 2022 (except for the impact of the SPAC recapitalization as described in Note 4, Merger Agreement, as to which the date is April 3, 2023) with respect to the consolidated statement of operations, comprehensive income (loss), changes in contingently redeemable convertible preferred stock and stockholder’s equity, and cash flows of Core Scientific, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2023 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Seattle, Washington

May 20, 2024